

**NEPAL TEA COLLECTIVE**

# Do you know where your tea comes from ?

Nepal Tea Collective
4349 10th Street, Ste. 407
New Yord, NY 11101
+1848-219-8946
nish@nepalteacollective.com
www.nepalteacollective.com

# TEA INDUSTRY IS OUTDATED !

NEPAL TEA COLLECTIVE



### SUPPLY CHAIN IS BROKEN

There are several middlemen in the supply chain that create no value



### NO TRANSPARENCY

Consumers rarely know where the teas are from or when it was made



### SHOCKING INCOME INEQUALITY

Tea traders make millions while producers earn <$2 per day



and we are here to fix that through

## NEPAL TEA COLLECTIVE

by cutting out the unwarranted middlemen and empowering the farmers.

NEPAL TEA
COLLECTIVE

# HERE'S HOW WE MAKE IT HAPPEN

NEPAL TEA COLLECTIVE



**DIRECT TO CONSUMERS COMPANY**

No unwarrented middlemen = fair to producers



**A PUBLIC BENEFIT CORPORATION**

1% of revenue reinvested in the farming communities



**CONNECTING PRODUCERS AND CONSUMERS**

QR code on every packet = unmatched transparency + connection

# TARGET MARKET



American tea market

**$13.4 B**

American specialty tea market
*Our target market*

**$3.3 B**

*6.6% CAGR*

Global tea market

**$58.5 B**



158 million people drink
230 million cups per day

" *Tea is the most popular beverage in the world after water* "

**Sources :** *Prophecy Market Insights, Market Data Forecast , Tea Association of USA Inc*

NEPAL TEA
COLLECTIVE

# OUR JOURNEY



2016
2017
2018
2019
2020
2021

0    75000    150000    225000    300000

Yearly revenue

| | |
|---|---|
| 2016 | Started with $200 in bank account and a bunch of credit cards |
| 2017 | Largest crowdfunding campaign in Organic Tea Industry |
| 2018 | Voted **Top 10 Teas** among 650 teas from 100+ global brands |
| 2019 | Awarded **Bronze Medal** for quality at **Global Tea Championship** |
| 2020 | Secured the largest recurring partnership deal of 6 tons per year |
| 2021 | Added 3 new tea farms | Invited to teach Tea Business Incubator |

**NEPAL TEA COLLECTIVE**

**Forbes**    **The New York Times**    worldtea news

*\*Global tea brands included Harry & Sons and publicly traded David's Tea*

# TEAM

NEPAL TEA COLLECTIVE

## CORE TEAM IN THE US



**Nishchal Banskota**
Founder/CEO

*2nd generation tea producer*



**Pratik Rijal**
Chief Operating Officer

*3rd generation in tea*

## MENTORS

**Babette Donaldson -** *TChing Magazine*

**Dan Bolton -** *Tea Journey Magazine*


THE GLOBAL GOOD FUND »

## ADVISORS



**Will Sacks**
Founder, Kindara
*(VC backed tech company)*



**Rob Kellogg**
Seasoned
Entrepreneur/ Executive

## CORE TEAM IN NEPAL



**Ritu Rajbanshi**
Content Curator

*Writer and storyteller*



**Sanskar Upadhyay**
Content Creator

*Photographer and Videographer*

## COLLABORATORS

**Kanchanjangha Tea Estate
and Research Center**
*Nepal's 1st Certified Organic Tea Garden*

**Black Dove Pvt. Ltd.**
*Web | Design | Product Development*

**Digital Mercari**
*Digital ads | Email Marketing*



**Jeremy Wickenheiser**
Co-Owner/ Farmer,
Bella Vista Tea Company



**Ankur Sharma**
UI/UX Expert
Co-founder | Black Dove

# COMPETITION

  

| | VAHDAM INDIA | TEABOX | NEPAL TEA COLLECTIVE |
|---|:---:|:---:|:---:|
| Public Benifit Corporation | ✗ | ✗ | ✓ |
| High Quality Nepali Teas | ✗ | ✓ | ✓ |
| Tech/ transparency | ✗ | ✗ | ✓ |
| Freshly packed at origin | ✓ | ✓ | ✓ |
| Immersive Experiences /Tourism | ✗ | ✗ | ✓ |

# OPERATIONS













Packed at origin for maximum freshness

Locally handmade bamboo pouches

Freshly plucked and processed tea

Scan this QR Code to see the actual page

- Freshly packed teas are shipped to the US warehouse for distribution
- The QR code tracks every movement from tea plucking to final consumption

NEPAL TEA COLLECTIVE



NEPAL TEA COLLECTIVE

# THE GRAND PLAN

| | 2022 | 2023 | 2024 | 2025 | 2026 |
|---|---|---|---|---|---|
| Products | • Tea<br>• Tea Accessories | • Tea<br>• Tea Accessories<br>• Other Botanicals<br>• Yacon Syrup | • Tea<br>• Tea Accessories<br>• Other Botanicals<br>• Yacon Syrup<br>• Ayurvedic Herbs & Spices | • Tea<br>• Tea Accessories<br>• Other Botanicals<br>• Yacon Syrup<br>• Ayurvedic Herbs & Spices<br>• Essential Oils | • Tea<br>• Tea Accessories<br>• Other Botanicals<br>• Yacon Syrup<br>• Ayurvedic Herbs & Spices<br>• Essential Oils<br>• Coffee<br>• Other Wellness products |
| Services | • Virtual Tea Tasting | • Virtual Tea Tasting<br>• In-Person Tea Tasting<br>• Immersive Tea Tours | • Virtual Tea Tasting<br>• In-Person Tea Tasting<br>• Immersive Tea Tours | • Virtual Tea Tasting<br>• In-Person Tea Tasting<br>• Immersive Tea Tours<br>• Immersive Wellness Tours | • Virtual Tea Tasting<br>• In-Person Tea Tasting<br>• Immersive Tea Tours<br>• Immersive Wellness Tours<br>• Wellness Classes |
| Sales Geography | | | | | Other South Asian Countries |
| Production Geography | | | | | Other South Asian Countries |

# INVESTMENT OPPORTUNITY

Raising $600K to achieve $1 Million run rate in 12 months



**23%**
Marketing

**34%**
Talent

**43%**
Product Development

USE OF FUNDS

NEPAL TEA
COLLECTIVE

**IMPACT**

NEPAL TEA COLLECTIVE

*1 for the people | 1 for the planet*

"*Millions of tea farmers will break the vicious cycle of poverty within their generation*"

1% of the top-line revenue goes back to the farmers
1 tea sapling is planted with every single order

Here's to creating a new tech-enabled transparent tea trade.

Cheers !

Nishchal Banskota
Founder & CEO | Nepal Tea
+1848-219-8946
nish@nepalteacollective.com
www.nepalteacollective.com

# ADDITIONAL INFORMATION

BUSINESS MODEL

CUSTOMERS

MARKETING STRATEGY

FINANCIALS AND PROJECTIONS

# BUSINESS MODEL





**DIRECT TO CONSUMERS (HIGH MARGIN)**
- E-Commerce : Amazon and official website
- Tea festivals and tea related live events

**PARTNERSHIPS (MODERATE MARGIN)**
- Tea related retail brands such as Sherpa Chai
- Exclusive boutique tea stores

*Sherpa Chai makes chai concentrate using our tea leaves as an ingredient*

# CUSTOMERS



**Kelsey**
*The optimistic millennial
tea novice*



**Christopher**
*The ritualistic tea
connoisseur*



**Amanda**
*The health conscious
yogi*



**Priya**
*The ethical consumer
who savors quality*

## Trends driving tea consumption



Health and Wellness
5.5% CAGR



E-Commerce
14.7% CAGR



Organic Foods
12.4% CAGR



Ethical Consumerism
7% CAGR



Ayurveda/ Natural Medicine
15.32% CAGR

**References :** *Precedence Research, Grandview Research, Research Dive, Mordor Intelligence , Report Linker*

# MARKETING STRATEGY

## PARTNERSHIPS

- Tea subscription services
    - e.g : Sips By
    - 500K account holders
    - 30 Million digital impressions monthly





## ORGANIC & PAID ACQUISITIONS

- Average "tea related" monthly searches : 30 mil
- Average LTV:CAC 5X (Immediate Payback)
- Google, Amazon and Facebook Ads